MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

March 23, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Redlich Joint Venture with Newcrest; Drilling Permitted

Miranda Gold Corp. is pleased to announce that it has received the US $45,000 payment from Newcrest Resources Inc. pursuant to the binding letter of intent to joint venture Miranda’s Redlich project located in Esmeralda County, Nevada. This payment confirms Newcrest’s intentions to move forward with the Redlich project. Twenty-six drill holes have now been permitted and it is anticipated that a first phase of drilling will commence within the next couple of months.

Newcrest staked an additional 62 claims adjoining the project so that Miranda’s Redlich property now comprises a total of 104 claims. Newcrest must pay to Miranda $30,000 annually until March 4, 2008 and will have an annual work commitment commencing with $75,000 this year, $150,000 for each of the next two years, and then $200,000 per year thereafter until the commencement of commercial production. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

Miranda’s underlying option agreement at Redlich calls for annual payments over the next four years totaling $27,000 at which time Miranda will own the property subject to a retained 3% net smelter return royalty (“NSR”) which can be bought-down to a 1% NSR for $2 million.

Newcrest Resources Inc. is a wholly-owned subsidiary of Newcrest Mining Limited. Newcrest Mining, based in Melbourne, Australia, is a leader in the exploration, development and operation of gold and copper mines. At fiscal year end (June) 2003 Newcrest Mining had total mineral resources of 53 million ounces of gold and 3.8 million tonnes of copper. The ability of the Newcrest geological team to consistently replace reserves and to delineate new discoveries continues to endorse its commitment to exploration as a core business discipline.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.